Securities Act Registration No. 333-81907

Investment Company Act Reg. No. 811-09391

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933              [X]

Post-Effective Amendment No.  26

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      [X]

Amendment No.  29

(Check appropriate box or boxes.)

-----------------------------------

THE FORESTER FUNDS, INC.

(Exact Name of Registrant as Specified in Charter)

100 Field Drive

Lake Forest, Illinois  60045

(Address of Principal Executive Offices)(Zip Code)

(224) 544-5123

(Registrant's Telephone Number, including Area Code)

Thomas H. Forester

Forester Capital Management, Ltd.

100 Field Drive,

Lake Forest, Illinois 60045

EXPLANATORY NOTE

This Post-Effective Amendment No. 26 to the Registration Statement on Form N-1A (File Nos. 333-81907 and 811-09391) of The Forester Funds, Inc.. (the “Registration Statement”) is being filed pursuant to Rule 497 ( c ) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement..  The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 23. Exhibits

(a) Registrant's Articles of Incorporation, as amended.(8)

(b) Registrant's Bylaws. (1)

(c) None other than those defined in the Registrant's Articles of Incorporation and Bylaws.

(d)(1) Investment Advisory Agreement with Forester Capital Management, Ltd. on behalf of The Forester Discovery Fund. (to be filed by amendment)

(d)(2) Investment Advisory Agreement with Forester Capital Management, Ltd. on behalf of The Forester Value Fund, as amended. (1)

(d)(3) Schedule A to Investment Advisory Agreement with Forester Capital Management, Ltd. on behalf of The Forester Value Fund. (8).

(e) None.

(f) None.

(g) Custodian Agreement with Huntington National Bank. (6)

(h) Transfer Agent and Fund Accountant with Mutual Shareholder Services (6)

(i) Opinion and Consent of counsel for Registrant. (to be filed by amendment)

(j) Consent of independent accountants. (to be filed by amendment)

(k) None.

(l) Subscription Agreement. (2)

(m)(1) Distribution Plan. (5)

(m)(2) Amendment to Distribution Plan. (8).

(n) Rule 18f-3 Plan of Forester Value Fund. (8).

(o) None.

(p) Code of Ethics of Registrant and Forester Capital Management, Ltd (7)

(1) Previously filed as an exhibit to Post-Effective amendment No. 13 to the Registration Statement and incorporated by reference thereto.  The Post-Effective Amendment No. 13 was filed on June 5, 2009.

(2) Previously filed as an exhibit to Pre-Effective Amendment No. 2 to the Registration Statement and incorporated by reference thereto. Pre-Effective Amendment No. 2 was filed on September 7, 1999.

(3) Previously filed as an exhibit to Post-Effective Amendment No. 5 to the Registration Statement and incorporated by reference thereto. Post-Effective Amendment No. 5 was filed on August 1, 2001.

(4) Previously filed as an exhibit to Post-Effective Amendment No. 6 to the Registration Statement and incorporated by reference thereto. Post-Effective Amendment No. 6 was filed on February 25, 2002.

(5) Previously filed as an exhibit to Post-Effective Amendment No. 8 to the Registration Statement and incorporated by reference thereto. Post-Effective Amendment No. 8 was filed on November 12, 2002.

(6) Previously filed as an exhibit to Post-Effective Amendment No. 9 to the Registration Statement and incorporated by reference thereto. Post-Effective Amendment No. 9 was filed on May 31, 2005.

(7) Previously filed as an exhibit to Form N-CSR and incorporated by reference thereto. Form N-CSR was filed on June 22, 2005.

(8) Previously filed as an exhibit to Post-Effective Amendment No. 12 to the Registration Statement and incorporated by reference thereto.  Post-Effective Amendment No. 12 was filed on April 8, 2009.

Item 24. Persons Controlled by or under Common Control with Registrant

Registrant is not controlled by any person. Registrant neither controls any person nor is under common control with any other person.

Item 25. Indemnification

Pursuant to the authority of the Maryland General Corporation Law, particularly Section 2-418 thereof, Registrant's Board of Directors has adopted the following bylaw which is in full force and effect and has not been modified or canceled:

Article VII

GENERAL PROVISIONS

Section 7. Indemnification.

The corporation shall indemnify directors, officers, employees and agents of the corporation against judgments, fines, settlements and expenses to the fullest extent authorized, and in the manner permitted by applicable federal and state law.

The corporation shall advance the expenses of its directors, officers, employees and agents who are parties to any Proceeding to the fullest extent authorized, and in the manner permitted, by applicable federal and state law. For purposes of this paragraph, "Proceeding" means any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative, or investigative.

This Section 7 of Article VII constitutes vested rights in favor of all directors, officers, employees and agents of the corporation. Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or charter of the corporation inconsistent with this Article, shall apply to or affect in any respect the applicability of this Article with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption. For purposes of this Section 7, the terms "director" and "officer" have the same meaning ascribed to such terms in Section 2-418 of the Maryland General Corporation Law.

Insofar as indemnification for and with respect to liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person or Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 26. Business and Other Connections of Investment Adviser

Certain information pertaining to the business and other connections of the Adviser of each series of the Registrant is hereby incorporated herein by reference to the section of the respective Prospectus captioned “Management" and "Portfolio Manager" and to the section of the Statement of Additional Information captioned “Investment Adviser, Administrator, Fund Accountant and Transfer Agent."  The information required by this Item 26 with respect to each director, officer or partner of the Adviser is incorporated by reference to the Adviser’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the Securities and Exchange Commission (“SEC”).  The Adviser’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov, and may be requested by File No. as follows: Forester Capital Management Ltd., File No. 801 – 56631.

Item 27. Principal Underwriters

Not Applicable.

Item 28. Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are in the physical possession of Registrant.

Item 29. Management Services

All management-related services are performed by the Adviser.

Item 30. Undertakings

Registrant undertakes to provide its Annual Report to Shareholders upon request without charge to each person to whom a prospectus is delivered.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement under rule 485(b) under the Securities Act of 1933, as amended and has duly caused this Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A to be signed on its behalf by the undersigned, duly authorized in the City of Lake Forest and State of Illinois on the 30th day of July, 2015.

THE FORESTER FUNDS, INC.

(Registrant)

/s/ Thomas H. Forester

Thomas H. Forester,

President

Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title(s)	Date
/s/ Thomas H. Forester Thomas H. Forester	Director, President and Principal Executive Officer, Treasurer & Principal Financial & Accounting Officer	July 28, 2015
/s/ Michael B. Kelley Michael B. Kelley	Director	July 28, 2015
/s/ Stan Simpson Stan Simpson	Director	July 28, 2015
/s/ Barry Meyer Barry Meyer	Director	July 28, 2015

EXHIBIT INDEX

Exhibit No. Exhibit

(a) Registrant's Articles of Incorporation, as amended*

(b) Registrant's Bylaws*

(c) None.

(d)(1) Investment Advisory Agreement with Forester Capital Management, Ltd. on behalf of The Forester Discovery Fund (to be filed as by amendment)

(d)(2) Investment Advisory Agreement with Forester Capital Management, Ltd. on behalf of The Forester Value Fund*

(d)(3) Schedule A to Investment Advisory Agreement with Forester Capital Management, Ltd. on behalf of The Forester Value Fund*

(e) None.

(f) None.

(g) Custodian Agreement with Huntington National Bank*

(h) Transfer Agent and Fund Accountant with Mutual Shareholder Services*

(i) Opinion and Consent of counsel for Registrant (to be filed by amendment)

(j) Consent of independent accountants (to be filed by amendment)

(k) None

(l) Subscription Agreement*

(m)(1) Distribution Plan*

(m)(2) Amendment to Distribution Plan*

(n) Rule 18f-3 Plan of Forester Value Fund*

(o) None.

(p) Code of Ethics of Registrant and Forester Capital Management, Ltd.*

*Incorporated by reference